UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

YEAR 2020

I. The Board of Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that will pay the Dividends (“Dividends”) and Interest on Own Capital ("IOC") referring to the fiscal year of 2020 as follows:

(a) July 13, 2021: payment of the amounts related to the IOC deliberated on the Meetings of the Board of Directors held on February 14, 2020, on March 19,2020, on June 17,2020, on September 17, 2020, on November 16, 2020 and on December 11, 2020, as described on the Notice to Shareholders published on the same dates, which will be endorsed at the General Shareholders’ Meeting to be held on April 15, 2021 (“GSM”), as shown in the table below:

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON1	PN2	ON1	PN2
IOC	02/14/2020	02/28/2020	0.14994770587	0.16494247646	0.12745554999	0.14020110499
IOC	03/19/2020	03/31/2020	0.08330428104	0.09163470914	0.07080863888	0.07788950277
IOC	06/17/2020	06/30/2020	0.49982568626	0.54980825489	0.42485183332	0.46733701665
IOC	09/17/2020	09/28/2020	0.36098521785	0.39708373964	0.30683743517	0.33752117869
IOC	11/16/2020	11/27/2020	0.23690212973		0.20136681027
IOC	12/11/2020	12/28/2020	0.15401254471		0.13091066300

1 Amount per ON share already considering the conversion of all the preferred shares issued by the Company into common shares (“Conversion”) approved by the Extraordinary General Meeting and ratified at the Special General Meeting of Preferred Shareholders, held on October 1, 2020, whose formalization took place on November 23, 2020.

2 Value per PN share (10% higher than the amount granted to each common share) considers the Interest on Own Capital declared on dates prior to the approval of the aforementioned Conversion.

In accordance to the article 26 of the Company’s Bylaws, such IOC will be imputed to the minimum mandatory dividend for the fiscal year 2020, ad referendum of the GSM, which will ratify them on April 15, 2021.

(b) October 05, 2021: payment of the amounts related to the Interim Dividends declared at the Board of Directors’ meeting on December 11, 2020 will be made, as described on the Notice to Shareholders

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

published on the same dates, which will be endorsed at the GSM. On this date, the payment of the amounts related to the Dividends to be approved at the GSM will also be made, according to the table below:

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)	Net Amount per Share (R$)
			ON2	ON2
Dividends	12/11/2020	12/28/2020	0.71082712945	0.71082712945
Dividends[1]	04/15/2021	04/15/2021	0.94037594149	0.94037594149

1 Dividend to be resolved at the GSM to be held on April 15, 2021.

2 Amount per ON share already considering the conversion of all preferred shares, issued by the Company into common shares, approved at the Extraordinary General Meeting and ratified at the Special General Meeting of Preferred Shareholders, held on October 1, 2020, which was formalized on November 23, 2020.

3 Such amount may be subject to future adjustments, until the date of the General Shareholders’ Meeting to be held on April 15, 2021, due to possible acquisitions of shares under the Company’s Share Buyback Program.

In accordance to the article 25 of the Company’s Bylaws, such Dividends will be imputed to the minimum mandatory dividend for the fiscal year 2020, ad referendum of the GSM, which will ratify/approve them on April 15, 2021.

II. WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LEGISLATION

1 – Interest on Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital. No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

2 – Dividends

Dividends are exempt from Income Tax Withholding, according to the Law 9,249/95.

III. MEANS OF PAYMENT

1.             To shareholders who have a banking option in the register of shareholders on Banco Bradesco S/A, credits will be made directly in the current accounts indicated.

2.             Shareholders with shares in Fiduciary Custody of the Stock Exchanges will receive through the Brokerage Companies.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

3. The other shareholders must contact any branch of Banco Bradesco S/A, bearing the following documents, according to the case:

•	Individuals: Certified copy of CPF, RG and proof of residence updated (Maximum of 2 months).

•	Legal Entities: Certified copy of the CNPJ Card, documents proving the representation, Bylaws, Articles of Association and respective amendments, as well as the documents of the partners/legal representatives (CPF/RG and proof of residence).

•	Note: When the shareholder is represented by an attorney-in-fact, it is mandatory the delivery of a specific public instrument of power of attorney, original copy, to receive IOC/Dividends, followed by the documents above.

IV – ADDITIONAL INFORMATION:

Interest on Own Capital and Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, February 23, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director